Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Blanket Mine Second Quarter 2013 Production Update

July 2, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce gold production from its 49%-owned subsidiary, the Blanket Mine in Zimbabwe (“Blanket”) during the second quarter and six months ending June 30, 2013 (the “Quarter” and “First Half Year”, respectively).

11,592 oz of gold were produced during the Quarter, a 10.7% increase on gold production in Q1 2013 (10,472 oz) and a 0.3% increase on gold produced in Q2 2012 (11,560 oz).

22,064 oz of gold were produced in the First Half Year of 2013, a 6.5% increase on gold production in the first half year of 2012 (20,724 oz).

The gold production for the Quarter is subject to minor revisions following the receipt of final assays for the last two deliveries to the refinery.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com